VIA EDGAR

September 3, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Claudia Rios

Liz Packebusch

Re:	Bitech Technologies Corp Registration Statement on Form S-1 Filed July 3, 2024 File No. 333-280668

To Whom It May Concern:

Bitech Technologies Corp. (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated July 30, 2024 regarding the Company’s Registration Statement on Form S-1 filed on July 3, 2024 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Registration Statement on Form S-1 Cover Page

1.	Disclosure elsewhere in your filing appears to indicate an intention to apply for the listing of your common stock on Nasdaq. If so, please disclose on the cover page, and as appropriate throughout the registration statement, if your offering is contingent on receipt of certification to list on Nasdaq.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on the cover page and pages 53, 61 and elsewhere of the Registration Statement to provide that the offering is not contingent upon the Company’s listing on a national securities exchange, but the listing is likely contingent upon consummation of the offering.

Table of Contents, page i

2.	We note you disclose that the prospectus is “accurate only as of its date, regardless of its time of delivery or the time of any sale of common stock and Pre-Funded warrants.” Please remove the phrase “regardless of its time of delivery.” See Rule 159(a) under the Securities Act. Also, we remind you that you have an obligation to update the prospectus if there has been a material change in your operations, financial condition, etc.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page i to include the requested information.

Bitech Technologies Corp.

September 3, 2024

The Offering, page 6

3.	We note your disclosure that the Pre-Funded Warrants will have an exercise price of $0.0001 per share and will expire five years from the date of issuance. However, we note your disclosure on the Cover Page that the purchase price of the Pre-Funded Warrants is equal to the price per common share being sold to the public in this offering, minus $0.001. Please clarify whether the purchase price and the exercise price of the Pre- Funded Warrants as currently disclosed are accurate, and if not please revise as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on the cover page and elsewhere of the Registration Statement to revise the exercise price of $0.0001.

Risk Factors, page 9

4.	We note your disclosures of risk factors on pages 10-11, regarding various concerns that are unclear as to the association with your company. For example, you refer to

●	“The interruption of the flow of components and materials from international vendors could disrupt our supply chain”

●	“We purchase some of our components and materials outside of the United States through arrangements with various vendors and have experienced delays”

●	“Failure by our vendors or our component or raw material suppliers to use ethical business practices and comply with applicable laws and regulations may adversely affect our business”

●	“We may not achieve the intended benefits of our recent acquisition of Emergen Energy LLC, and the acquisition may disrupt our current plans or operations”

●	“If we fail to manage our recent and future growth effectively, we may be unable to execute our business plan, maintain high levels of customer service, or adequately address competitive challenges”

●	“We have experienced significant growth in recent periods. We intend to continue to expand our business significantly within existing and new market segments”

●	“We rely on third-party general contractors to install energy storage products at our sites. We currently work with a limited number of general contractors”

Bitech Technologies Corp.

September 3, 2024

Given that you have not reported operations that would correlate with these concerns, please clarify each disclosure as to the nature of each concern. For example, identify the nature of any actual arrangements with suppliers and contractors, or clarify if there are none; and explain how you have experienced growth in recent periods, or clarify if this has not occurred.

Also explain to us how the concern over “integrating the business of Emergen” reconciles with your description of the Emergen transaction elsewhere in the filing, e.g. pages 30 and 37, indicating you acquired only rights to develop projects, rather than a business.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 11, 12, and elsewhere of the Registration Statement to revise these disclosures and reflect, where appropriate that certain of these risks refer to the Company’s future plans to acquire supplies and materials for its projects and whether such risks may be applicable at that time.

Risks related to the Offering and Ownership of our Common Stock

Certain provisions of Delaware law and antitakeover provisions in our organizational documents could delay or prevent a change of control, page 17

5.	You refer in this section to “the consent rights of the Continuing Equity Owners in the Stockholders Agreement as described in “Certain Relationships and Related Party Transactions — Stockholders Agreement.” However, we could not locate a discussion, in your related party transactions section or elsewhere, regarding such agreement or such continuing equity owners. Please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended the Registration Statement to remove this disclosure.

Risk Factors

If you purchase shares in this offering, you will suffer immediate dilution of your investment, page 24

6.	You disclose that based on an assumed initial public offering price of $2.25 per share, investors in this offering will experience immediate dilution of $1.61 per share and that purchasers in this offering will have contributed approximately 38.6% of the aggregate price paid by all purchasers of your common stock but will own only 18.7% of common stock outstanding after the offering. Given that you have not disclosed the number of shares to be issued or the price or price range for such shares, please explain how you determined this information, and provide calculations supporting your response.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 25 and elsewhere of the Registration Statement to remove this information.

Bitech Technologies Corp.

September 3, 2024

Use of Proceeds, page 25

7.	Please expand your disclosures under this heading to identify any projects that will be constructed with the offering proceeds, and to quantify the funds that will be required to complete those projects and separately all other projects for which proceeds are not expected to be utilized.

Please also quantify the amounts that will be required to satisfy the BESS Initial Fee and the Solar Initial Fee under your Project Management Services Agreement, as well as the aggregate of the incremental fees that are presently disclosed elsewhere in the filing on a per unit basis.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 26 and elsewhere of the Registration Statement to provide that none of the proceeds of the offering will be used to satisfy the BESS Initial Fee and the Solar Initial Fee under the PMSA, as amended, and to include the requested information.

Market for Common Equity and Price Range of Common Stock, page 26

8.	Revise to state the range of high and low bid information for any subsequent interim period for which you include financial statements. See Item 201 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 27 and elsewhere of the Registration Statement to include the requested information.

Capitalization, page 27

9.	We note your disclosure that the number of shares of common stock to be outstanding after this offering excludes various shares as described in the four bullet points that follow.

With regard to the second bullet point, we note that the 222,222,000 shares of common stock issued on April 24, 2024 in connection with the acquisition of Emergen LLC were outstanding as of the date of the prospectus and should not be excluded.

With regard to the remaining three bullet points, explain your reasons for exclusions. Exclusions of the shares described in the third and fourth bullet points appear inconsistent with your disclosure in the second bullet point “On a pro forma basis.” at the top of the Capitalization table.

Please revise your disclosures as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 28 and elsewhere of the Registration Statement to include the requested information.

Bitech Technologies Corp.

September 3, 2024

Dilution, page 28

10.	Please explain your reasons for exclusions of the various shares as described in the four bullet points or revise as appropriate, similar to our comment raised in Capitalization above.

Add tables showing calculations of how you determined the net tangible book value amount and per share, and the pro forma (as adjusted) net tangible book value amount and per share after the offering. Additionally, explain your reason(s) for presenting both the pro forma net tangible book value per share and the pro forma as adjusted net tangible book value per share, clarifying the meaning of the former, currently presented as $0.02 per share, which appears to include the $10 million estimated offering proceeds however exclude the corresponding offering shares.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 29 and elsewhere of the Registration Statement to include the requested information.

Management’s Discussion and Analysis, page 29 Liquidity and Capital Resources, page 33

11.	We note that in your discussion of liquidity and capital resources as of December 31, 2023 you disclose that one of your primary needs for liquidity is to fund the development projects you expect to pursue following the completion of the business combination with Bridgelink, while your discussion of liquidity as of March 31, 2024 describes the need to fund the development and construct your planned BESS and solar projects that are part of the development project rights you acquired upon completion of the acquisition of Emergen. As you do not appear to have acquired Bridgelink, please revise your disclosure as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 35 and elsewhere of the Registration Statement to include the requested information.

12.	Please expand your disclosures under this heading to discuss the capital requirements to complete all your BESS and Solar projects, to pay fees under the Project Management Services Agreement, including the BESS Initial Fee, Solar Energy Initial Fee, the aggregate of the various unit-based fees, and the nature of the $50 million financing commitment mentioned on page F-14.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the $50 million financing commitment referred to on page F-14 was a preliminary, discussed term of the Project Management Services Agreement (“PMSA”) prior to its execution. The Company negotiated this provision out of the PMSA and accordingly did not disclose it within the prospectus.

Bitech Technologies Corp.

September 3, 2024

Please expand your disclosure to discuss the implications of the Project Sale Agreement that you have filed at Exhibit 10.28, indicating that on May 30, 2024 you agreed to sell projects to a third party in exchange for $19.4 million, and explain how this reconciles with disclosures identifying you or your subsidiaries as the company acquiring the projects.

Response: The right to these projects were held by the Company’s subsidiary Emergen upon its acquisition in April 2024. Following the acquisition, the Company decided to sell the project on May 30, 2024 via the Project Sales Agreement identified as Exhibit 10.28. Accordingly, the disclosures were accurate at the time they were made.

Business, page 34

13.	Given your various disclosures indicating that you completed the acquisition of Emergen Energy LLC (Emergen) on April 24, 2024, please expand your disclosures to explain how you have satisfied the requirement to obtain a $50 million financing commitment as mentioned on page F-14.

Response: Please see response related to this commitment in the response to Comment 12.

14.	We note that you have various disclosures reporting ownership and control over 23 projects that involve developing and operating battery energy storage systems (BESS) having a capacity of 1.965 gigawatts, and solar energy systems having a capacity of 1.415 gigawatts.

Please expand your disclosures on pages 2 and 29 to more clearly summarize details of the projects, including the scope and status of the projects. The details necessary to support the summary information should be provided in the Business section that begins on page 34; many of the pertinent details may be effectively organized and presented in a tabular format.

For example, these should indicate specific project locations, how rights to the properties upon which the projects will be constructed have been secured, size and capacity of the facilities, estimated total costs, present status – as may include describing any engineering work completed and yet to be completed, time to construct once construction has commenced, any permits acquired to build and operate, any permits that must still be acquired to build and operate, the extent and status of any financing that has been secured, and if not secured, any tentative arrangements for financing the projects, and the nature of any contractual arrangements with third parties to construct, and with customers to acquire or lease the facilities.

Bitech Technologies Corp.

September 3, 2024

In addition to the foregoing, please clarify how you intend to sequence the projects, and if this has not yet been decided then identify the factors that will determine when the facilities will be constructed, including any uncertainties as to whether the projects will be completed. Also identify the project management service fees for each project.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 3 and 31 and elsewhere of the Registration Statement to include the requested information.

15.	Please revise to disclose all material government regulations applicable to your business, including any environmental laws. In this regard we note your disclosure at page 41, stating that your business currently does not implicate any environmental regulation, appears inconsistent with your risk factor disclosure regarding same. Refer to Item 101(h) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 43 and elsewhere of the Registration Statement to include the requested information.

Core Business in Battery Energy Storage Systems (BESS), page 34

16.	We note that you have various disclosures regarding certain aspects of your business which appear suggestive of progress, experience, or certain business relationships as may include disclosures on pages 3, 34 and 36, stating “Our primary BESS customers are key players in the energy industry,” “Our extensive experience in BESS development puts us in a favorable position to capitalize on the industry’s rapid growth,” “Our Power Desk team can…optimize our operational activities,”; “Our breadth of legislative authority relationships …enable us to effectively capture and utilize investment tax credits (ITCs)…”.

Please expand these and any similar disclosures elsewhere in the filing as necessary to clarify the extent of any actual customers and suppliers, partnerships with Independent system operators (ISOs), the scope and extent of prior development experience, to include a description of any completed projects/facilities, how your power desk team has optimized any specific operational activities, and the nature of your legislative authority relationships and of the particular ITC arrangements that you have secured as a result of those relationships.

Please ensure that your description of each matter is substantive and clear as to the extent of progress, experience and business relationships.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 4 and elsewhere of the Registration Statement to more clearly identify the current status of the Company’s business progress, experience, or business relationships.

Bitech Technologies Corp.

September 3, 2024

Recent Developments, page 36

17.	Please expand your disclosure concerning your April 24, 2024 acquisition of Emergen Energy LLC to describe the assets and liabilities acquired and to explain how the purchase price was determined and allocated to such assets and liabilities.

Also describe your accounting for the transaction, including clarification of whether it was an asset or business acquisition, based on the definitions in FASB ASC 805-10-20. If this was an asset acquisition rather than a business acquisition, revise disclosures throughout your filing to clarify.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 39 and elsewhere of the Registration Statement to include the requested information.

Project Management Services Agreement, page 37

18.	Tell us how you have accounted for the BESS Initial Fee and the Solar Initial Fee upon entering into the Project Management Services Agreement and if you have not recognized the amounts payable as liabilities, explain your rationale, describe the circumstances under which you expect to recognize the liabilities, and indicate when you expect those circumstances to arise.

In addition to providing such disclosures, tell us the specific contractual provisions that you have considered in your analyses, and the specific accounting standard and paragraphs within that standard, that you have relied upon in formulating your accounting policy.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 39 and elsewhere of the Registration Statement to address this comment.

Recent Developments, page 36

Project Management Services Agreement, page 37

19.	Please expand your disclosures regarding the Project Management Services Agreement (PMSA) with Energy Independent Partners LLC (EIP) as necessary to address the following points.

●	Identify the party that will determine which projects will be developed and when, how financing arrangements will be pursued and accepted, and whether a project may be sold instead of developed, and the criteria for establishing the sale price.

●	Quantify the fees to be paid based on the watts of the development projects, in the aggregate for the BESS and Solar projects.

●	Clarify whether the BESS Initial Fee and the Solar Initial Fee are due on the 24- month anniversary of the Effective Date, as appears to be indicated on page 37, regardless of whether any additional financing is obtained.

Bitech Technologies Corp.

September 3, 2024

Please identify the specific contractual provisions in the exhibits that you have filed that correspond to and support the disclosures that you provide to address the points above.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 39 and elsewhere of the Registration Statement to include the requested information and has filed Amendment No. 1 to the PMSA as an exhibit to the Registration Statement.

Management, page 41

20.	We note that your executive officers appear to have management, advisory or directorship positions with other companies and may allocate their time to other businesses. Please include an appropriately captioned risk factor to discuss, if true, that certain executive officers serve in their positions on a part-time basis and/or otherwise clarify the number of hours they have agreed to dedicate to the business affairs of your company. To the extent material, please also identify and describe any potential conflicts of interest that exist, or may exist, as a result of your executive officers’ outside business relationships.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 22 and elsewhere of the Registration Statement to include the requested information.

21.	Please revise to disclose the names of the multiple entities for which Mr. Johnson serves as Principal and Chief Executive Officer within his family office. Refer to Item 401(e) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 22 and elsewhere of the Registration Statement to include the requested information.

Employment Agreements, page 45

22.	Please revise to additionally discuss the options agreements as between the company and Messrs. Tran and Johnson.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 47, 48, and elsewhere of the Registration Statement to include the requested information.

Consolidated Financial Statements General, page F-1

23.	Please update your financial statements and other financial information included in the registration statement in accordance with Rule 8-08 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosures throughout the Consolidated Financial Statements to include the requested information.

Bitech Technologies Corp.

September 3, 2024

24.	We note that in your Form 10-Q for the quarter ended March 31, 2024 you provided a statement of stockholders’ equity for the three months ended March 31, 2024 compared to a statement of stockholders’ equity for the year ended December 31, 2023, omitting a statement of stockholders’ equity for the comparable prior year interim period ended March 31, 2023. Please refer to Rule 8-03(a)(5) of Regulation S-X and apply this guidance in preparing financial statements for interim periods, including interim financial statements to be included in this registration statement.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosures throughout the Registration Statement to include the requested information.

Notes to Consolidated Financial Statements, page F-7

25.	Please revise the title for the notes to your consolidated financial statements to eliminate the word “Condensed” as your audited annual financial statements are not condensed financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages F-1, F-7 and elsewhere of the Registration Statement to include the requested information.

Note 2 - Summary of Critical Accounting Policies Stock Based Compensation, page F-8

26.	You disclose on page F-9 that during the years ended December 31, 2023 and 2022 you did not recognize any compensation expense. However, in your statements of cash flows on page F-6 you disclose $180,600 of stock option compensation expense as a non-cash adjustment to your net loss to arrive at net cash provided by (used in) operating activities during fiscal year ended December 31. 2023. You also disclose in Note 4. Incentive and Non-Statutory Stock Option Plan on page F-12 that you issued 42,000,000 stock options with a grant date fair value of $0.01 during the year ended December 31, 2023 and 5,000,000 stock options with a grant date fair value of $0.02 during the year ended December 31, 2022 which appear to have been forfeited or cancelled during fiscal 2023. Please revise your disclosures or statements for accuracy.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages F-8, F-9, and elsewhere of the Registration Statement to include the requested information.

Note 5 - Acquisition of BiTech Mining, page F-12

27.	With regard to your March 31, 2022 acquisition of BiTech Mining Corporation (BTM), since you determined that BiTech Mining was the accounting acquirer, please identify the assets and liabilities acquired from Spine Injury Solutions Inc., and reconcile the amounts ascribed to the $(139,880) Recapitalization amount reported on page F-5.

Response: On March 31, 2022, the Company acquired 94,312,250 shares of Bitech Mining’s Common Stock in exchange for 9,000,000 shares of its Series A Preferred Stock representing 100% of the issued and outstanding shares of Bitech Mining.

The Share Exchange was treated as a recapitalization and reverse acquisition for financial reporting purposes, and Bitech Mining is considered the acquirer for accounting purposes. As a result of the Share Exchange and the change in our business and operations, a discussion of the past financial results of our predecessor, Spine Injury Solutions Inc., is not pertinent, and under applicable accounting principles, the historical financial results of Bitech Mining, the accounting acquirer, prior to the Share Exchange are considered our historical financial results.

The tangible assets and liabilities of the acquired business were combined at their market value of the acquisition date, which is the date when the acquirer gains control over the acquired company.

Bitech Technologies Corp.

September 3, 2024

The following table summarizes the Company’s fair value amounts of assets acquired and liabilities assumed recognized at the acquisition date:

SCHEDULE OF FAIR VALUE OF ASSETS AND LIABILITIES

Assets:
Cash	$16,218
Accounts receivable	$2,271
Total assets:	$18,489

Liabilities:
Accounts Payable	$45,370
Related Party Note Payable	$395,000
Total liabilities	440,370
Net (Liabilities) assumed	$(421,881)

Upon completion of the closing of the reverse merger transaction, the common stock par value of $20,241 remained with the $9,000 par value for the newly issued preferred stock. The additional paid in capital at March 31, 2022 was decreased to $1,116,679 after eliminations of Bitech Mining Common Stock value and the Company’s Retained Deficit from the consolidated financial statements. The additional paid in capital of Bitech Mining at December 31, 2021 was $1,265,559 and was decreased by ($9,000) for the offset $9,000 par value of the preferred stock issued in the transaction. Recording the recapitalization of ($139,880) brought additional paid in capital to $1,116,679.

Exhibits

28.	Disclosure throughout your prospectus refers to your amended and restated certificate of incorporation and amended and restated bylaws. Please file these as exhibits or advise.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosures to remove the references to “amended and restated certificate of incorporation” and has filed its recently amended and restated bylaws as an exhibit to the registration statement.

General

29.	While you did not check the box on the registration statement cover page indicating that you are an Emerging Growth Company (EGC), you indicate on page 19 that you are an EGC. If you do in fact qualify as an EGC, please:

●	Revise your cover page to indicate that you are an EGC;

●	Describe how and when a company may lose its EGC status;

●	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

●	State your election under Section 107(b) of the JOBS Act:

○	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

○	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company is not an EGC and accordingly has amended its disclosure on page 20 and elsewhere in the Registration Statement for the requested information.

30.	We note your disclosure in your definitive proxy statement filed July 23, 2024, indicating that action by written consent of shareholders taken without a meeting on July 12, 2024 has resulted in the approval of an amendment to your Certificate of Incorporation to effect a reverse split of the issued and outstanding shares of your Common Stock at the ratio of any whole number within the range between one-for-two (1:2) and one-for-eighty (1:80), with such ratio as the Board of Directors may determine, whereby, depending on the Ratio selected by the Board, every specified number of shares of the issued and outstanding or treasury shares of Common Stock within the range would be combined, converted and changed into one share of Common Stock. Please revise to include disclosure regarding the reverse stock split and its approval in an appropriate area in your registration statement. Clarify whether it will occur prior to effectiveness.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has included the requested disclosure throughout the Registration Statement.

Bitech Technologies Corp.

September 3, 2024

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel at pcampitiello@mccarter.com or by telephone at (732) 867-9741.

Very truly yours,

BITECH TECHNOLOGIES CORP.

By:	/s/ Benjamin Tran
Name:	Benjamin Tran
Title:	Chief Executive Officer

cc: Peter Campitiello, Esq.